Edwin O’Connor	Goodwin Procter LLP
212-813-8853	Counselors at Law
EOConnor@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

December 9, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Suzanne Hayes

Re:	BeiGene, Ltd.
Registration Statement on Form S-1
Filed October 16, 2015
File No. 333-207459

Dear Ms. Hayes:

This letter is being submitted on behalf of BeiGene, Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on October 16, 2015 (the “Registration Statement”), as set forth in your letter dated October 28, 2015 addressed to Mr. John V. Oyler, Chief Executive Officer and Chairman of the Company (the “Comment Letter”).  The Company is concurrently filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and the Amendment No. 1 (marked to show changes from the Registration

Statement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expense, page 107

1.              We acknowledge your response to comment 11. We believe disclosing the cost of each of your key development programs is helpful to an understanding of your use of resources. If you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company´s resources being used on the project.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on pages 109 and 111–112.

Business

Collaboration with Merck KGaA, page 171

2.              Please revise your disclosure to indicate the approximate ranges of the royalty payments to be paid by you to Merck KGaA under the license agreements.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosures on pages 104 and 179 to indicate the approximate range of the royalty payments to be paid to the Company by Merck KGaA under the license agreement.

***

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

Enclosures

cc:	John V. Oyler, Chief Executive Officer and Chairman, BeiGene, Ltd.
Howard Liang, Chief Financial Officer and Chief Strategy Officer, BeiGene, Ltd.
Mitchell S. Bloom, Goodwin Procter LLP
Michael J. Kendall, Goodwin Procter LLP
Qing Nian, Goodwin Procter LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP